Filed Pursuant to Rule 433
Registration No. 333-155777
Dated September 27, 2011

XL Group Ltd.
Senior Notes

Guaranteed by
XL Group plc

Pricing Term Sheet

$400,000,000 5.75% Senior Notes due 2021

Issuer:	XL Group Ltd.
Guarantor:	XL Group plc
Expected Ratings (Moody’s / S&P / Fitch)*:	Baa2/ BBB+/ BBB
Security Type:	Senior Notes
Principal Amount:	$400,000,000
Trade Date:	September 27, 2011
Settlement Date (T+3):	September 30, 2011
Maturity Date:	October 1, 2021
Interest Payment Dates:	Semi-annually on April 1 and October 1, commencing on April 1, 2012
Coupon:	5.75%
Public Offering Price:	100.00%
Benchmark Treasury:	2.125% due August 15, 2021
Benchmark Price / Yield:	101-05+ / 1.994%
Spread to Benchmark Treasury:	+ 375.6 bps
Yield to Maturity:	5.75%
Net Proceeds (Before Expenses) to Issuer:	$397,400,000
Optional Redemption:	T+ 50 bps
Tax Event Redemption:	XL Group Ltd. may redeem the Senior Notes, in whole, but not in part, at any time upon the occurrence of certain tax events as described in “Description of the Senior Notes and Guarantee—Tax Event Redemption” in the prospectus supplement.
Minimum Denominations:	$2,000 x $1,000
CUSIP / ISIN:	98372PAM0 / US98372PAM05
Joint Book-Running Managers:	Wells Fargo Securities, LLC Morgan Stanley & Co. LLC
Senior Co-Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Goldman, Sachs & Co. HSBC Securities (USA) Inc. J.P. Morgan Securities LLC
Co-Managers:

BNP Paribas Securities Corp.

Comerica Securities, Inc.

Credit Agricole Securities (USA) Inc.

ING Financial Markets LLC

Lloyds Securities Inc.

Mizuho Securities USA Inc.

RBS Securities Inc.

Scotia Capital (USA) Inc.

UBS Securities LLC

Investing in the Senior Notes involves a number of risks. See “Risk Factors” beginning on page S-4 of the prospectus supplement.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

XL Group Ltd. and XL Group plc have filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents XL Group Ltd. and XL Group plc have filed with the SEC for more complete information about the issuer, the guarantor and this offering. You should rely on the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents for free by visiting the SEC website at www.sec.gov. Alternatively, copies of the prospectus and the prospectus supplement may be obtained by contacting Wells Fargo Securities, LLC toll-free at: 1-800-326-5897 or email:  cmClientsupport@wachovia.com, or Morgan Stanley & Co. LLC, toll free: 1-866-718-1649 or email: prospectus@morganstanley.com.